This Form CB contains 5 pages, including all exhibits.

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SEC 2560 (10-03)	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 5)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Highbury House Communications Plc
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

Mark Millar
(Name of Person(s) Furnishing Form)

Ordinary shares
(Title of Class of Subject Securities)

ISIN GB0004113121
(CUSIP Number of Class of Securities (if applicable))

Hafeez Anjarwalla
Highbury House Communications Plc
The Publishing House
1-3 Highbury Station Road
Islington, London N1 1SE
United Kingdom
Telephone: 011 44 20 7608 6600 Fax: 011 44 20 7608 6605
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Offer commenced March 11, 2005
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC 2560 (10-03)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Not applicable

(b) Not applicable.

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Further Response to Office of Fair Trading Announcement of Future plc, dated April 15, 2005.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X was filed by Future plc with the Securities and Exchange Commission on February 15, 2005.

(2) Not applicable.

EXHIBIT INDEX

Number	Description
5.0	Further Response to Office of Fair Trading Announcement of Future plc, dated April 15, 2005.

RNS Number:0957L
Future PLC
15 April 2005

15 April 2005

FUTURE PLC

FURTHER RESPONSE TO OFFICE OF FAIR TRADING ANNOUNCEMENT

Following Future plc's statement yesterday, noting the Office of Fair Trading's announcement that it had referred to the Competition Commission the anticipated acquisition by Future plc of the issued ordinary share capital of Highbury House Communications plc ("Highbury") and that, consequently, the offer for the issued ordinary share capital of Highbury dated 11 March 2005 had lapsed in accordance with its terms, Future plc believes that it would not be in the interests of Future plc's shareholders to pursue further a possible acquisition of the issued ordinary share capital of Highbury. Future plc will accordingly approach the Competition Commission to seek a cancellation of the reference.

Enquiries:

Future plc
Greg Ingham, Chief Executive
John Bowman, Finance Director

Tel: 01225 442 244

Hogarth Partnership
(Financial PR advisers to Future)

James Longfield
Georgina Briscoe

Tel: 020 7357 9477

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

MARK MILLAR COMPANY SECRETARY

(Name and Title)

15 APRIL 2005

(Date)